October 11, 2005

Securities and Exchange Commission
Attn:  Adam Phippen
100 F Street, NE
Washington, DC 20549

Re:	Clearly Canadian Beverage Corporation (SEC File No. 000-15276)
Response to the Comment Letter of the Staff of the Securities and Exchange Commission Dated September 9, 2005
Regarding Annual Report on Form 20-F for the Period Ending 12-31-04
Filed June 30, 2005

Dear Mr. Phippen:

        Clearly Canadian Beverage Corporation hereby submits this letter in response to the comment letter from the staff of the Securities and Exchange Commission dated September 9, 2005. The Company has amended its annual report on Form 20-F for the period ending December 31, 2004 to include the financial statements under Item 18, which were inadvertently omitted from our filing on June 30, 2005, as a result of an error by our filing agent.

Sincerely,

Clearly Canadian Beverage Corporation

/s/ Bruce Morley
Bruce Morley,
General Counsel